June 14, 2007

VIA EDGAR AND FEDERAL EXPRESS

Pamela Carmody

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Asia Satellite Telecommunications Holdings Limited

Schedule TO/13E-3 Filed on May 25, 2007

File No. 05-50088

Dear Ms. Carmody:

We refer to your letter dated June 11, 2007 setting forth the comments of the Staff to the Schedule TO/13E-3 (including the U.S. Offer Document incorporated therein by reference) filed by Asia Satellite Telecommunications Holdings Limited (“AsiaSat”), AsiaCo Acquisition Ltd. (“AsiaCo”), Able Star Associates Limited (“Able Star”), GE Capital Equity Investments, Inc. (“GE Equity”), Bowenvale Limited (“Bowenvale”), CITIC Group (“CITIC”) and General Electric Capital Corporation (“GECC”) (collectively, the “Filing Persons”).

We have set forth the text of the Staff’s comments followed, in each case, by our response. Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Schedule TO/13E-3, which amends the Schedule 13E-3 initially filed with the SEC on May 25, 2007. We note that, where the Staff’s comments relate to matters within the knowledge of particular Filing Persons, the responses below are submitted on behalf of those Filing Persons.

In response to the Staff’s request for the “tandy” acknowledgement, we attach hereto an acknowledgement signed by each of the Filing Persons.

Pamela Carmody	2

Securities and Exchange Commission

1.

Item 10 requires the financial statement of the offeror, if material. We note that you have incorporated the financial information of the company in response to this item. Please revise to include the required financial information or advise. We may have further comment.

Response to Comment 1: As permitted under Instruction 2 to Item 10 of Schedule TO, the financial statements of the Offeror have been omitted from the US Offer Document as they are not considered to be material to the decision of an AsiaSat Shareholder or Optionholder to tender its AsiaSat securities since there is no financing condition to the Offers and the Offers are cash offers for all outstanding AsiaSat securities.

In response to the Staff’s comment, we have revised and amended Item 10(a) of the Schedule TO as follows:

(a) Financial Information. As permitted under Instruction 2 to this Item, the financial statements of the Offeror have been omitted from the US Offer Document as they are not considered to be material to the decision of an AsiaSat Shareholder or Optionholder to tender its AsiaSat securities since there is no financing condition to the Offers and the Offers are cash offers for all outstanding AsiaSat securities.

2.

We note that the company has requested confidential treatment of portions of Exhibit (d)(1). Please revise the index list to so indicate. Please note that we may have additional comments on the confidential treatment request in a separate letter.

Response to Comment 2: In response to the Staff’s comment, we have amended Items 12 and 13 of Schedule TO/13E-3 to include, with respect to exhibit (d)(1), the following disclosure:

Certain information contained in this exhibit has been omitted and filed separately with the SEC pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934.

* * *

We trust that the foregoing are responsive to the Staff’s comments.  Your prompt review of our responses would be greatly appreciated. If you have any questions please do not hesitate to contact the undersigned at (+44) 20 7367 1601.

Pamela Carmody	3

Securities and Exchange Commission

Sincerely, /s/ Mark S. Bergman Mark S. Bergman

cc:	Catherine Chang, Asia Satellite Telecommunications Holdings Limited

Lawrence Vranka, Jr., Linklaters

Scott I. Sonnenblick, Linklaters

Joseph T. Verdesca, Weil Gotshal & Manges LLP

Pamela Carmody	4

Securities and Exchange Commission

CERTIFICATE OF ACKNOWLEDGEMENTS

Asia Satellite Telecommunications Holdings Limited ("AsiaSat") and the undersigned have filed a Schedule TO/13E-3 with the Securities and Exchange Commission (the "SEC") in connection with the U.S. Unconditional Mandatory General Offers (the "US Offers") to acquire all the Ordinary Shares of, and for cancellation of, all Options of AsiaSat (other than those shares held by Asiaco Acquisition Ltd. (if any) and parties acting in concert with it) and the related US Offer Document and requested certain acknowledgements from the persons filing the Schedule TO/13E-3. In connection with responding to the SEC comments and filing amendments to the Schedule TO/13E-3 and the US Offer Document, each of the undersigned, severally and not jointly, does hereby acknowledge that:

•

the undersigned is responsible for the adequacy and accuracy of the disclosure relating to the US Offers and related transactions and to any other matters within the undersigned's knowledge in the US Offer Document and in all filings made pursuant to Rule 13e-3 and Regulation 14D under the Exchange Act;

•	SEC staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any such filing; and
•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Certificate may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed, or has caused its duly authorized officer to execute, this Certificate on this 14th day of June, 2007.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By: /s/ Peter Jackson

Name: Peter Jackson

Title: Chief Executive Officer

ASIACO ACQUISITION LTD.

By: /s/ Kenneth Ko

Name: Kenneth Ko

Pamela Carmody	5

Securities and Exchange Commission

Title: Director

ABLE STAR ASSOCIATES LIMITED

By: /s/ Kenneth Ko

Name: Kenneth Ko

Title: Director

GE CAPITAL EQUITY INVESTMENTS, INC.

By: /s/ Ronald J. Herman, Jr

Name: Ronald J. Herman, Jr.

Title: President

BOWENVALE LIMITED

By: /s/ Kenneth Ko

Name: Kenneth Ko

Title: Director

CITIC GROUP

By: /s/ Wei Min Ju

Name: Wei Min Ju

Title: Director

GENERAL ELECTRIC CAPITAL

CORPORATION

By:_/s/ Ronald J. Herman, Jr

Name: Ronald J. Herman, Jr.

Title: Vice President